

Mail Stop 7010

May 11, 2009

<u>Via U.S. mail and facsimile</u>

Mr. John E. Fischer
Vice President and Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530,
Clayton, Missouri 63105

> RE: Form 10-K for the fiscal year ended December 31, 2008
> Form 10-Q for the period ended March 31, 2009
> File No. 1-1070

Dear Mr. Fischer:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Cover Page

2. It appears that you registered your series A participating cumulative preferred stock
    purchase rights under Section 12(b) of the Exchange Act on a Form 8-A filed
    February 21, 1996. It also appears that these securities are still registered under
    Section 12(b). However, these securities are not listed on the cover page of your
    Form 10-K and the applicable certificate of designations is not filed as an exhibit to
    the Form 10-K. Please advise or revise accordingly.

Critical Accounting Policies and Estimates, page 35

3. Given that property, plant, and equipment represents approximately 36% of your total
    assets at December 31, 2008, please consider providing additional insight on how you
    perform your impairment analysis of long-lived assets under SFAS 144. Please
    specifically address your consideration of any facilities with idle capacity or facilities
    which have been shutdown. Please consider including the following:
    *   Please disclose how you group your assets for purposes of considering whether an
        impairment exists. Refer to paragraph 4 of SFAS 144;
    *   Please discuss the significant estimates and assumptions used to determine
        estimated undiscounted cash flows and fair value. You should discuss how
        sensitive the fair value estimates are to each of these significant estimates and
        assumptions used as well whether certain estimates and assumptions are more
        subjective than others; and
    *   For any asset groups for which the carrying value was close to the fair value,
        including any asset groups with idle capacity, please consider disclosing the
        carrying value of the asset groups.

Goodwill, page 36

4. In the interest of providing readers with a better insight into management's judgments
    in accounting for goodwill, please consider disclosing the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis
        for that determination;
    *   Each of the valuation methodologies used to value goodwill, including sufficient
        information to enable a reader to understand how each of the methods used differ,
        the assumed benefits of a valuation prepared under each method, and why
        management selected these methods as being the most meaningful for the
        company in preparing the goodwill impairment analyses;
    *   How you weight each of the methods used including the basis for that weighting;
    *   A qualitative and quantitative description of the material assumptions used and a
        sensitivity analysis of those assumptions based upon reasonably likely changes;
        and
    *   How the assumptions and methodologies used for valuing goodwill in the current
        year have changed since the prior year highlighting the impact of any changes.

Financial Statements

Notes to the Financial Statements

Accounting Policies

Cost of Goods Sold and Selling and Administration Expenses, page 47

5. Please revise your accounting policy footnote to clearly state which line item(s) on your statements of earnings includes depreciation and amortization expense, including whether you allocate depreciation and amortization expense to cost of goods sold. If you do not include an allocation of depreciation or amortization expense to cost of goods sold, please revise your description of cost of goods sold on the face of your statements of operations and elsewhere throughout the filing to indicate that cost of goods sold is exclusive of depreciation and amortization expense. Please also remove any references in the filing to gross margin, including on page 22, if you do not include a portion of your depreciation and amortization expense in cost of goods sold. See SAB Topic 11:B.

Discontinued Operations, page 56

6. Based on an estimated working capital adjustment, you anticipated net cash proceeds from the transaction of $380.8 million. In April 2008, you and Global entered into a binding arbitration regarding the final working capital adjustment. Given that you reported $380.8 million as proceeds from the sale of the business on your statement of cash flows for the year ended December 31, 2007, it appears that this is the actual cash received instead of the anticipated net cash proceeds. Please advise or revise your wording accordingly.

7. In conjunction with the sale of the Metals business, you agreed to purchase the majority of your ammunition cartridge case cups and copper-based strip requirements from Global under a multi-year agreement with pricing, terms, and conditions which approximate market. You also retained certain assets and liabilities including certain assets co-located with the Winchester business in East Alton, Illinois, assets and liabilities associated with former Metals manufacturing locations, pension assets and pension and postretirement healthcare and life insurance liabilities associated with Metals employees for service earned through the date of sale, and certain environmental obligations existing at the date of closing associated with current and past Metals manufacturing operations and waste disposal sites. In light of the above, please help us better understand what consideration you gave to EITF 03-13 in determining that you do not have significant continuing involvement in the operations of the Metal business in determining it was appropriate to present the business as discontinued operations pursuant to paragraph 42 in SFAS 144.

Debt, page 60

8. Your disclosures indicate that your debt agreement for the senior revolving credit facility contains covenants. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in any of your debt agreements, including the senior revolving credit facility.   For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements. Finally, please disclose whether you are in compliance with all covenants and other restrictions under your outstanding debt agreements.

9. The senior revolving credit facility includes restrictions related to the ratio of debt to earnings before interest expense, taxes, depreciation and amortization (leverage ratio) and the ratio of earnings before interest expense, taxes, depreciation and amortization to interest expense (coverage ratio). Please confirm that there are no adjustments made to EBITDA as commonly defined for purposes of determining whether you are in compliance with these covenants. If so, please disclose the specific adjustments made.

10. Please disclose the interest rate for the senior revolving credit facility. If it is subject to a variable interest rate based on an index, please disclose how the interest rate is determined, including the particular index used. Please also disclose the actual interest rate for each period presented.

Pension Plans and Retirement Benefits, Page 62

11. Please disclose how you determined that the use of a 8.5% expected rate of return is appropriate for 2008 in light of your actual pension plan asset allocations at December 31, 2008 and target pension plan asset allocations.

Income Taxes, page 68

12. The deferred tax provision (benefit) for 2008, 2007, and 2006 does not reflect the tax effect resulting from hedging activity under SFAS 133 and from pension and other postretirement liability adjustments. Please expand your disclosures to explain your basis for not reflecting these items in the deferred tax provision (benefit).

Exhibit Index

13. Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

14. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis

Outlook, page 20

15. You have seen a continuation of the weak chlor alkali demand into 2009. Chlor alkali products represented approximately 67% of your sales for the 3 months ended March 31, 2009 and 72% of your sales for the year ended December 31, 2008. The sale of these products also appears to contribute to a significant portion of your operating income. In this regard, please expand your discussion to address the following:
   • To the extent you are able to quantify the amount of the expected decrease in your 2009 sales and earnings, please consider disclosing. Please also address the expected impact of the weak chlor alkali demand on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K; and
   • Please consider what additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to the recoverability of your assets. Detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. You should consider providing additional quantitative disclosures related to each type of potential impairment charge, including charges related to inventory, property, plant, and equipment, and goodwill. Please consider disclosing whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired. For example, you should discuss if prices have also declined for any of the items held in your inventory.

16. Accounts receivable represents approximately 35% of your total current assets as of March 31, 2009. The expense amount recorded for the provision for doubtful customer accounts receivable increased during the year ended December 31, 2008 compared to the year ended December 31, 2007 as well as during the three months

ended March 31, 2009 compared to the three months ended March 31, 2008. The allowance for doubtful accounts also increased from $5 million at December 31, 2008 to $7 million at March 31, 2009. You disclose on page 18 that the increase in doubtful customer accounts receivable for the three months ended March 31, 2009 is related to a deterioration in customer credit. In this regard, please consider what quantitative disclosures can be provided to convey to investors the risks associated with the collectability of your accounts receivable and the likelihood as to whether additional charges may need to be recorded. You should also consider including an analysis of days sales outstanding. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Liquidity and Other Financing Arrangements, page 23

17. Your principal sources of liquidity are from cash and cash equivalents, cash flow from operations, and short-term borrowings under your senior revolving credit facility and borrowings under your accounts receivable securitization facility. Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis. Please also disclose if you expect any alternative sources of funding to be available in the future. For example, you should address your consideration of the 184% increase in net cash used in operating activities during the three months ended March 31, 2009 compared to the three months ended March 31, 2008. You should also address your consideration of the continued weakening chlor alkali demand.

18. Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief